UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 OF THE SECURITIES
EXCHANGE ACT OF 1934

For the month of  March, 2006

Commission File Number 000-5149

CONTAX PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

Contax Holding Company
(Translation of Registrant's name in English)

Rua do Passeio, 42 - 12º Andar
Rio de Janeiro – RJ – Brasil
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☑

CONTAX PARTICIPAÇÕES S/A
Company Taxpayers' ID (CNPJ) # 04.032.433/0001 -80
Company Registry ID (NIRE) # 33300275410
Publicly-held Company

SECOND CALL NOTICE

EXTRAORDINARY GENERAL MEETING

Under the terms of the Law and the Company Bylaws, CONTAX PARTICIPAÇÕES S.A.'s (“Company”) shareholders are hereby summoned to attend the Extraordinary General Meeting to be held, on second call, on March 10, 2006, at 5.00 p.m., at the Company's headquarters, at Rua do Passeio 48 a 56, Parte, Rio de Janeiro, RJ, to discuss the following agenda: 1. Deliberate on the incorporation of item “c” in article 29 of the Company Bylaws, which enables the establishment of a statutory reserve fund as follows:“c) The remaining balance, after the accounting of profit in the unrealized earnings reserve, will be transferred to the Investment Reserve, aimed at ensuring investments of the Company's interest, in addition to strengthening its working capital. This reserve may not exceed, along with the other earnings reserves, the Capital Stock value.”; 2. Deliberate on the amendment of the Company Bylaws in order to reflect the change of the Company's Headquarters address, as approved by the Board of Directors Meeting held on November 30, 2005, as follows:“Article 2 – The Company's headquarters and jurisdiction are located at Rua do Passeio, 48 a 56, Parte, Cinelândia, in the City and State of Rio de Janeiro and may, upon the deliberation of the Board of Directors, irrespective of the authorization of the General Meeting, establish, maintain and close branches, offices, warehouses or representative agencies in any part of Brazil or abroad.”

GENERAL INSTRUCTIONS:

1.	Pursuant to art. 135 of Law #6,404, from 15/12/1976, this meeting will be called to order, upon this second call, irrespective of the number of shareholders present;

2.
The shareholder who wishes to be represented by a proxy should deliver the respective Power of Attorney with specific powers, along with a copy of corporate acts and/or documents which prove the shareholder's representation, as a corporation, at Rua do Passeio 48 a 56, Parte, 16º andar, Rio de Janeiro, from 9.00 a.m. to 12.00 p.m. and from 02.00 p.m. to 06.00 p.m., until March 8, up to two (2) days prior to the General Meeting. The documents delivered and filed at the Company's headquarters for the first call will be valid on this second call;

3.
Shareholders owning Fungible Custody of Stock Exchange Registered Shares who wish to participate in the General Meeting shall present a custody statement issued up to two (2) days prior to the General Meeting.

Rio de Janeiro, February 24, 2006.

Carlos Francisco Ribeiro Jereissati
Chairman

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 3, 2006

CONTAX PARTICIPAÇÕES S.A.

By:	/S/ Michel Neves Sarkis
Name: Michel Neves Sarkis Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.